Exhibit 99.1

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

CLOSING OF THE PARTIAL EXERCISE OF THE
OVER-ALLOTMENT OPTION

IN RELATION TO

THE OFFERING OF AMERICAN DEPOSITARY SHARES

References are made to the announcements of Ascentage Pharma Group International (the “Company”) dated June 14, 2024, December 29, 2024, January 21, 2025, January 24, 2025, February 2, 2025 and February 7, 2025 in relation to the Offering (the “Announcements”). Unless otherwise defined, capitalized terms used herein shall have the same respective meanings as those defined in the Announcements.

The Board is pleased to announce that the Underwriters exercised the Over-allotment Option and the Closing in respect of the Over-allotment Option took place on February 13, 2025 (U.S. Eastern time). The Company issued 935,144 ADSs (representing 3,740,576 Underlying Shares based on the Representation Ratio) (the “Option ADSs”), representing approximately 1.07% of the issued Ordinary Shares immediately following the Closing in respect of the Over-allotment Option, at the Offer Price of US$17.25 per ADS (equivalent to approximately HK$33.57 per Underlying Share based on the Representation Ratio) less underwriting discounts and commissions.

USE OF PROCEEDS

The gross proceeds raised in respect of the Option ADSs under the Offering are approximately US$16.13 million (equivalent to approximately HK$125.6 million). The net proceeds in respect of the Option ADSs under the Offering are approximately US$15.0 million (equivalent to approximately HK$116.8 million) after deduction of the underwriting fee and the estimated expenses of approximately US$1.1 million (equivalent to approximately HK$8.8 million).

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The net proceeds from the Offering, including the aforementioned net proceeds in respect of the Option ADSs under the Offering, will be utilized in the following manner:

(i)	approximately US$50.0-60.0 million to pursue NDA approval of lisaftoclax for r/r CLL in China and to prepare for commercial launch in China, advance the clinical development of lisaftoclax in the United States and other countries, including completing enrollment for GLORA and pursuing clearance with regulatory authorities to add new trial sites in multiple countries and to pursue additional indications for lisaftoclax;

(ii)	approximately US$30.0-40.0 million to advance the clinical development of olverembatinib in the United States and other countries, including completing enrollment for POLARIS-2 and pursuing clearance with regulatory authorities to add new trial sites in multiple countries, and to expand the label of olverembatinib into earlier lines and other indications;

(iii)	approximately US$10.0-20.0 million to fund the research and development of our other product candidates, including completing the Phase 1 clinical trial for APG-5918 in anemia and pursuing clearance to initiate a registrational trial for alrizomadlin; and

(iv)	the remainder for the development of our future pipeline programs and for working capital and general corporate purposes.

Cautionary Statement required by Rule 18A.05 of the Listing Rules: The Company cannot guarantee that it will be able to develop, or ultimately market, any of the products in its pipeline successfully. Shareholders and potential investors are advised to exercise due care when dealing in the securities of the Company.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) immediately prior to the Closing in respect of the Option ADSs under the Offering; and (ii) immediately following the Closing in respect of the Option ADSs under the Offering is set out as follows:

Shareholder	Immediately prior to the Closing in respect of the Option ADSs under the Offering		Immediately following the Closing in respect of the Option ADSs under the Offering
	Number of	Approximate	Number of	Approximate
	Ordinary	Percentage	Ordinary	Percentage
	Shares	(%)	Shares	(%)
Substantial Shareholders
– Dr. Yang(1)(2)	60,665,461	17.61	60,665,461	17.42
– Dr. Wang(1)(2)	60,665,461	17.61	60,665,461	17.42
– Dr. Guo(1)(2)	60,665,461	17.61	60,665,461	17.42
– Dr. Zhai(1)(3)	60,665,461	17.61	60,665,461	17.42
– Dr. Zhai SPV(1)(3)	60,665,461	17.61	60,665,461	17.42
The Placees	29,300,000	8.50	33,040,576	9.49
Other Shareholders	254,560,544	73.89	254,560,544	73.09

Total	344,526,005	100.00	348,266,581	100.00

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Notes:

(1)	Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV are parties to the Concert Party Confirmation Deed, according to which they have been and will be actively cooperating, communicating and acting in concert with each other with respect to their interests in or the business of the relevant members of the Group since December 5, 2016 and will continue to act in concert after Listing. Accordingly, each of Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai and Dr. Zhai SPV is deemed to be interested in an aggregate of 17.61% shareholding interest in the Company immediately prior to the Closing in respect of the Option ADSs under the Offering and an aggregate of 17.42% shareholding interest in the Company immediately following the Closing in respect of the Option ADSs under the Offering.

(2)	The Yang Family Trust, the Wang Family Trust and the Guo Family Trust were respectively established by Dr. Yang, Dr. Wang and Dr. Guo as settlor for the benefits of their respective family members. South Dakota Trust is the trustee of each of the Founders Family Trusts.

(3)	Dr. Zhai SPV is beneficially owned by (i) Dr. Zhai (3%) and (ii) the Zhai Family Trust (97%). The Zhai Family Trust was established by Dr. Zhai as settlor for the benefits of her family members. South Dakota Trust is the trustee of the Zhai Family Trust. Dr. Zhai is also a director of Dr. Zhai SPV.

STABILIZING ACTIONS

The following stabilization activities in connection with the Offering have been undertaken by J.P. Morgan Securities LLC (the “Stabilizing Manager”), as the Stabilizing Manager, its affiliates or any person acting for it, as of the date of this announcement:

(1)	the over-allocation of an aggregate of 1,098,750 ADSs (representing 4,395,000 Underlying Shares) under the Offering before any exercise of the Over-allotment Option; and

(2)	the partial exercise of the Over-allotment Option by the Underwriters on February 4, 2025 (U.S. Eastern time) in respect of an aggregate of 935,144 ADSs (representing 3,740,576 Underlying Shares), at the price of US$17.25 per ADS (equivalent to approximately HK$33.57 per Underlying Share based on the Representation Ratio), less underwriting discounts and commissions, to cover over-allocation in the Offering.

By Order of the Board Ascentage Pharma Group International Dr. Yang Dajun Chairman and Executive Director

Suzhou, the PRC, February 13, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

For the purpose of this announcement, unless otherwise stated, the conversion of US$ into HK$ is calculated by using an exchange rate of US$1.00 equal to HK$7.7840. Such exchange rate has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amounts were, may have been or will be exchanged at such rate or any other rates or at all.

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